Exhibit 4.17

Bank HaPoalim Ltd.	Date: August 7, 2003

Dear sir,

re: Our undertaking of March 11, 2003 (hereafter: “the undertaking”)

Further to our aforementioned undertaking, and on the basis of what has been agreed between us, we are amending the undertaking as follows:

(1)	Paragraph 1 of the undertaking shall be amended such that the amount that we shall be entitled to borrow from non-banking institutions that appears in the last line of the paragraph shall be $ 4,000,000 (four million US dollars) instead of $ 3,000,000 (three million US dollars).

(2)	Paragraphs 3 (a) (1), (2) and (3) shall be cancelled and they shall be replaced by the following paragraphs:

At any time and as long as we have not repaid to you the aforesaid credit, we will maintain the financial ratios set out below and as shall appear in our financial statements for each quarter:

a.	Tangible net worth —

1.	In each of the quarters of 2003 — not less than a sum of $ 7,000,000 (seven million US dollars) and not less than 7% of the whole balance sheet total.

2.	In 2004 — not less than $ 9,500,000 (nine million and five hundred thousand US dollars) and not less than 10% of the whole balance sheet total.

3.	In 2005 — not less than $ 15,500,000 (fifteen million and five hundred thousand US dollars) and not less than 16% of the whole balance sheet total.

(3)	Paragraph 3 (b) shall be amended such that the EBITDA for the year 2003 shall be as follows:

a.	The second quarter shall not be less than a sum of $ -2,000,000 (minus two million US dollars) cumulatively for the first two quarters.

b.	The third quarter shall not be less than a cumulative negative amount of $ 1,600,000 (minus one million, six hundred thousand US dollars).

c.	The fourth quarter shall not be less than a cumulative negative amount (for all four quarters) of $ -200,000 (minus two hundred thousand US dollars).

(4)	Except for the aforesaid, there shall be no change whatsoever in the undertaking.

Sincerely, —————————————— NUR Macroprinters Ltd.

1.	Confirmation of lawyer

I the undersigned, Neta Block , Adv., being the legal adviser of the company NUR Macroprinters Ltd., hereby confirm that the authorized signatories of the company, Messrs. David Amir signed the above document and I recognize their signature, and their signature binds the company.

—————————————— Advocate

We the undersigned agree to the aforesaid: —————————————— Bank HaPoalim Ltd.